UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39302

UCLOUDLINK GROUP INC.

(Registrant’s Name)

Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — UCLOUDLINK GROUP INC. to Refrain From Capital Raising Activities under Form F-3 Registration Statement to Focus on Long-Term Value Creation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCLOUDLINK GROUP INC.

By:	/s/ Chaohui Chen
Name:	Chaohui Chen
Title:	Director and Chief Executive Officer

Date: June 13, 2025

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